      THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 20, 2000

    PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 20, 2000

                               10,000,000 Shares

                                [NISOURCE LOGO]

                                 NISOURCE INC.

                                  Common Stock

                               ------------------

     Our common stock is listed on The New York Stock Exchange under the trading symbol "NI." The last reported sale price on November 17, 2000 was $24 3/4 per share.

     The underwriters have a 30-day option to purchase a maximum of 1,500,000 additional shares to cover over-allotments of shares.

                                                                       UNDERWRITING
                                                         PRICE TO      DISCOUNTS AND    PROCEEDS TO
                                                          PUBLIC        COMMISSIONS      NISOURCE
                                                       -------------   -------------   -------------
Per Share............................................              $               $               $
Total................................................  $               $               $

     Delivery of the shares of common stock will be made on or about November , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON                                   MERRILL LYNCH & CO.

          The date of this prospectus supplement is November   , 2000.

[A diagram of the eastern half of the United States, showing the "energy corridor" extending from the supply areas in the Gulf Coast through the consumption centers in the Midwest, Mid-Atlantic and Northeast.]

NISOURCE

o Largest gas distribution company east of the Rockies

o Second largest U.S. underground gas storage network

o Fourth largest U.S. interstate gas pipeline company

o 3.6 million gas and electric customers in nine states

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                         PAGE
                                         ----
ABOUT THIS PROSPECTUS SUPPLEMENT.......   S-1
SUMMARY................................   S-2
USE OF PROCEEDS........................   S-4
SELECTED HISTORICAL CONSOLIDATED
  FINANCIAL INFORMATION................   S-5

                                         PAGE
                                         ----
SELECTED UNAUDITED PROFORMA COMBINED
  FINANCIAL INFORMATION................   S-7
UNDERWRITING...........................   S-8
NOTICE TO CANADIAN RESIDENTS...........  S-10
LEGAL MATTERS..........................  S-10
EXPERTS................................  S-11

                                   PROSPECTUS

ABOUT THIS PROSPECTUS...................    1
WHERE YOU CAN FIND MORE INFORMATION.....    1
FORWARD-LOOKING STATEMENTS..............    3
NISOURCE INC. ..........................    4
NISOURCE FINANCE CORP...................    6
USE OF PROCEEDS.........................    6
RATIOS OF EARNINGS TO FIXED CHARGES.....    7
DESCRIPTION OF CAPITAL STOCK............    8
DESCRIPTION OF THE DEBT SECURITIES......   11
PLAN OF DISTRIBUTION....................   21
LEGAL OPINIONS..........................   22
EXPERTS.................................   22

                            ------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this common stock offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

     If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

                                    SUMMARY

     This summary highlights certain information appearing elsewhere in this document. This summary is not complete and does not contain all of the information that you should consider before purchasing the common stock. Unless the context requires otherwise, references to "we," "us" or "our" refer collectively to NiSource and its subsidiaries.

                                    NiSOURCE

     Overview. NiSource is a super-regional energy holding company that provides natural gas, electricity and other products and services to 3.6 million customers located within the energy corridor that runs from the Gulf Coast through the Midwest to New England. On November 1, 2000, NiSource completed its acquisition of Columbia Energy Group for aggregate consideration of approximately $6 billion, with 30% of the consideration paid in common stock and 70% of the consideration paid in cash and SAILS(SM)* (units each consisting of a zero coupon debt security coupled with a forward equity contract). NiSource also assumed approximately $2 billion in Columbia debt.

     As a result of the acquisition, NiSource is the largest natural gas distribution company, as measured by number of customers, operating east of the Rocky Mountains. NiSource's principal subsidiaries include the Columbia Energy Group, a vertically-integrated natural gas distribution, transmission, storage and exploration and production holding company whose subsidiaries provide service to customers in the Midwest, the Mid-Atlantic and the Northeast; Northern Indiana Public Service Company, a vertically-integrated gas and electric company providing service to customers in northern Indiana; and Bay State Gas Company, a natural gas distribution company serving customers in New England. NiSource's business lines include:

     - natural gas distribution;

     - natural gas transmission and storage;

     - exploration and production;

     - electric operations; and

     - growth products and services.

     Strategy. NiSource is focused on becoming the premier energy company serving customers throughout the energy-intensive corridor that extends from the supply areas in the Gulf Coast through the consumption centers in the Midwest, Mid-Atlantic and Northeast. This corridor is home to 30% of the nation's population and 40% of its energy consumption. NiSource believes natural gas will be the fuel of choice to meet the corridor's growing energy needs. The merger with Columbia furthers our strategy by combining NiSource's natural gas distribution assets in Indiana and New England with Columbia's natural gas distribution, storage and exploration and production assets in Ohio, the Mid-Atlantic and Appalachia and Columbia's interstate transmission assets.

     Gas Distribution. NiSource is the second largest natural gas distribution company in the U.S., as measured by throughput, delivering on average more than
2.3 billion cubic feet per day to its customers. NiSource provides natural gas delivery service to more than 3.2 million customers in nine states.

     Gas Transmission and Storage. NiSource is one of the largest natural gas transportation companies in the U.S. NiSource owns and operates more than 16,500 miles of natural gas transmission lines that serve customers located primarily in sixteen states and the District of Columbia. NiSource's pipeline assets are integrated with approximately 670 billion cubic feet of underground storage capacity, one of the largest underground natural gas storage networks in the U.S.

---------------

* "SAILS(SM)" and "Stock Appreciation Income Linked Securities(SM)" are service marks of Credit Suisse First Boston Corporation.

     Exploration and Production. NiSource owns nearly 1 trillion cubic feet equivalent of proven natural gas reserves, located primarily within the Appalachian region as well as Canada. NiSource controls over 6,000 miles of natural gas gathering facilities, most of which connect with NiSource's transmission facilities.

     Electric Operations. NiSource provides electric generation, transmission and distribution service to approximately 426,000 customers in northern Indiana. NiSource owns and operates approximately 3,400 megawatts of relatively low-cost installed electric generation capacity, fueled primarily by coal.

     Growth Products and Services. NiSource works with industrial customers on inside-the-fence cogeneration facilities located primarily in the Midwest. NiSource is engaged in the development and commercialization of distributed generation technologies, including fuel cells and microturbines. NiSource also provides energy marketing and risk management services to utilities and other customers. NiSource is currently constructing a 260 mile dark fiber telecommunications network from Washington D.C. to New York City. NiSource also provides water to customers in Indianapolis, Indiana, and surrounding areas.

     Non-Core Divestitures. In connection with the Columbia acquisition, NiSource has sold or is divesting certain businesses judged to be non-core to NiSource's energy strategy. Subsequent to the announcement of the Columbia acquisition, NiSource sold Market Hub Partners, which owns and operates salt cavern gas storage facilities in Texas and Louisiana, and Columbia completed the divestiture of its interest in the Cove Point LNG facilities, its retail electric supply business and four qualifying facility power plants. Columbia recently announced a definitive agreement for the sale of its electric generation business, and NiSource announced a definitive agreement to sell its Miller Pipeline subsidiary. After-tax proceeds from these asset sales are expected to total approximately $640 million. NiSource is pursuing the sale of Columbia's propane and petroleum and other smaller non-core businesses. As part of the SEC order approving the Columbia merger, NiSource has been ordered to divest its water utility business by November 2003.

     NiSource is a registered holding company under the Public Utility Holding Company Act of 1935. NiSource's principal executive offices are located at 801 East 86th Avenue, Merrillville, Indiana 46410, and its telephone number is (219) 853-5200.

                                  THE OFFERING

Common stock offered..........   10,000,000 shares

Common stock to be outstanding
after the offering............   203,831,281 shares (205,331,281 shares if the
                                 over-allotment option is exercised in full)

Use of proceeds...............   We will use the net proceeds from the sale of
                                 common stock to repay short-term borrowings incurred in NiSource's November 2000 acquisition of Columbia Energy Group

New York Stock Exchange
symbol........................   NI

                                USE OF PROCEEDS

     Our net proceeds from the sale of the 10,000,000 shares of our common stock in this offering (after deducting underwriting discounts and commissions and
estimated offering expenses) will be $          ($          if the underwriters'
over-allotment option in this offering is exercised in full). We expect to use the net proceeds from the offering to repay short-term borrowings incurred in our November 2000 acquisition of Columbia Energy Group.

                        SELECTED HISTORICAL CONSOLIDATED
                             FINANCIAL INFORMATION

     We are providing the following financial information about NiSource's corporate predecessors to aid you in your analysis of NiSource after the acquisition of Columbia Energy Group. This information is only a summary, and you should read it together with the historical consolidated financial statements of NiSource Inc. (incorporated in Indiana) and Columbia Energy Group and the related notes incorporated by reference in this document. See "Where You Can Find More Information" in the accompanying prospectus.

                    NISOURCE INC. (INDIANA) AND SUBSIDIARIES

                                                      TWELVE MONTHS
                                                          ENDED          YEAR ENDED DECEMBER 31,
                                                      SEPTEMBER 30,   ------------------------------
                                                          2000          1999       1998       1997
                                                      -------------   --------   --------   --------
                                                                     ($ IN MILLIONS)
INCOME STATEMENT DATA
Operating revenues..................................    $3,880.8      $3,144.6   $2,932.8   $2,586.5
Operating income....................................    $  490.3      $  461.5   $  421.5   $  410.6
Net income from continuing operations...............    $  188.0      $  160.4   $  193.9   $  190.8
CASH FLOW INFORMATION
EBITDA(a)...........................................    $  826.4      $  772.9   $  678.0   $  660.4
Cash interest, net of amounts capitalized...........    $  190.4      $  160.1   $  118.1   $  102.4
Capital expenditures................................    $  313.0      $  341.3   $  245.8   $  218.9
Cash flow from operations...........................    $  322.6      $  453.0   $  484.1   $  434.6

                                                                              AS OF
                                                           AS OF          DECEMBER 31,
                                                       SEPTEMBER 30,   -------------------
                                                           2000          1999       1998
                                                       -------------   --------   --------
                                                                 ($ IN MILLIONS)
BALANCE SHEET DATA
Total assets.........................................    $7,084.2      $6,835.2   $4,986.5
Short-term debt......................................    $  838.0      $  853.0   $  417.8
Capitalization:
  Long-term debt.....................................    $1,737.3      $1,975.2   $1,668.0
  Company-obligated mandatorily redeemable preferred
     securities of subsidiary trust (PIES)...........       345.0         345.0         --
  Preferred stock of subsidiaries....................       135.8         139.6      142.0
  Common shareholders equity.........................     1,352.1       1,353.5    1,149.7
                                                         --------      --------   --------
Total capitalization.................................    $3,570.2      $3,813.3   $2,959.7
                                                         --------      --------   --------

---------------
(a) EBITDA is defined as operating income before depreciation and amortization (excludes other income and income taxes). EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as a measure in evaluating companies.

                     COLUMBIA ENERGY GROUP AND SUBSIDIARIES

                                                      TWELVE MONTHS
                                                          ENDED            YEAR ENDED DECEMBER 31,
                                                      SEPTEMBER 30,    --------------------------------
                                                          2000           1999        1998        1997
                                                      -------------    --------    --------    --------
                                                                       ($ IN MILLIONS)
INCOME STATEMENT DATA
Operating revenues..................................    $2,636.4       $2,833.4    $2,563.1    $2,950.1
Operating income....................................    $  706.0       $  695.2    $  590.6    $  514.4
Net income from continuing operations...............    $  416.9       $  387.8    $  308.9    $  276.3
CASH FLOW INFORMATION
EBITDA(a)...........................................    $  887.6       $  897.9    $  816.9    $  730.7
Cash interest, net of amounts capitalized...........    $  162.3       $  148.6    $  147.0    $  144.5
Capital expenditures................................    $  483.6       $  447.6    $  434.7    $  410.2
Cash flow from operations...........................    $  872.3       $  536.7    $  686.1    $  486.8

                                                                              AS OF
                                                           AS OF          DECEMBER 31,
                                                       SEPTEMBER 30,   -------------------
                                                           2000          1999       1998
                                                       -------------   --------   --------
                                                                 ($ IN MILLIONS)
BALANCE SHEET DATA
Total assets.........................................    $7,100.5      $7,037.3   $6,495.2
Short-term debt......................................        54.1         465.5      144.7
Capitalization:
  Long-term debt.....................................     1,639.2       1,639.3    2,002.8
  Common stock equity................................     2,034.3       2,064.0    2,005.3
                                                         --------      --------   --------
Total capitalization.................................    $3,673.5      $3,703.3   $4,008.1
                                                         --------      --------   --------

---------------
(a) EBITDA is defined as operating income before depreciation and amortization (excludes other income and income taxes). EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as a measure in evaluating companies.

                     SELECTED UNAUDITED PRO FORMA COMBINED
                             FINANCIAL INFORMATION

     We present below selected unaudited pro forma combined financial information for NiSource and Columbia. The pro forma income statement data and cash flow information give effect to the acquisition of Columbia as if it had occurred at the beginning of the periods presented. The pro forma balance sheet data give effect to the acquisition as if it occurred on September 30, 2000 and also reflect the divestitures of Columbia's electric generation businesses, which were announced after September 30, 2000. This information does not purport to represent what the results of operations of NiSource would actually have been had the merger occurred at October 1, 1999 or January 1, 1999 or to project NiSource's results of operations for any future period or date. The data set forth below should be read together with the pro forma financial statements of NiSource and the separate historical financial statements and notes of NiSource Inc. (incorporated in Indiana) and Columbia incorporated by reference into this document. See "Where You Can Find More Information" in the accompanying prospectus.

                                                                TWELVE MONTHS
                                                                    ENDED          YEAR ENDED
                                                                SEPTEMBER 30,     DECEMBER 31,
                                                                     2000             1999
                                                                --------------    ------------
                                                                       ($ IN MILLIONS)
INCOME STATEMENT DATA
Operating revenues..........................................      $ 6,500.8         $5,945.5
Operating income............................................      $ 1,104.3         $1,057.3
Net income from continuing operations.......................      $   323.2         $  261.9

CASH FLOW INFORMATION
EBITDA(a)...................................................      $ 1,721.5         $1,670.1
Cash interest, net of amounts capitalized...................      $   660.4         $  616.4
Capital expenditures........................................      $   796.7         $  815.9
Cash flow from operations...................................      $ 1,012.4         $  802.9

                                                                     AS OF
                                                                 SEPTEMBER 30,
                                                                     2000
                                                                 -------------
                                                                ($ IN MILLIONS)
BALANCE SHEET DATA
Total assets................................................       $17,844.3
Short-term debt.............................................       $ 2,403.3
Capitalization:
  Long-term debt............................................       $ 5,871.1
  SAILS.....................................................           106.1
  Company-obligated mandatorily redeemable preferred
     securities of subsidiary trust (PIES)..................           345.0
  Preferred stocks of subsidiaries..........................           135.8
  Common stockholders' equity...............................         3,114.2
                                                                   ---------
Total capitalization........................................       $ 9,572.2
                                                                   =========

---------------
(a) EBITDA is defined as operating income before depreciation and amortization (excludes other income and income taxes). EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as a measure in evaluating companies.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated             , 2000, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, the following respective numbers of shares of common stock:

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Credit Suisse First Boston Corporation......................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................

                                                              --------
     Total..................................................
                                                              ========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,500,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to
selling group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                 PER SHARE                             TOTAL
                                      --------------------------------    --------------------------------
                                         WITHOUT             WITH            WITHOUT             WITH
                                      OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT
                                      --------------    --------------    --------------    --------------
Underwriting Discounts and
  Commissions paid by us............     $                 $                 $                 $
Expenses payable by us..............     $                 $                 $                 $

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus supplement, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     We will apply to list the shares on The New York Stock Exchange.

     In the ordinary course of business, certain of the underwriters and their affiliates have provided financial advisory, investment banking and general financing and banking services for us and our affiliates for customary fees. Credit Suisse First Boston Corporation was the representative of the initial purchasers in the offering of $2.5 billion of senior notes of NiSource Finance Corp. pursuant to Rule 144A in

November 2000 and was our financial advisor in the acquisition of Columbia Energy Group. Credit Suisse First Boston, an affiliate of Credit Suisse First Boston Corporation, is the administrative agent, co-syndication agent and a lender under our $6 billion 364-day credit agreement. Credit Suisse First Boston is also a co-lender on two $200 million 364-day credit agreements with each of Northern Indiana Public Service Company and NiSource Capital Markets.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares which they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus and prospectus supplement in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for us by Schiff Hardin & Waite, Chicago, Illinois. Peter V. Fazio, Jr., a partner of the firm who also serves as general counsel of NiSource, holds approximately 11,400 shares of NiSource common stock. The underwriters have been represented by Dewey Ballantine LLP, New York, New York.

                                    EXPERTS

     The financial statements incorporated by reference in this document have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

PROSPECTUS



                                 $2,500,000,000


                                [NISOURCE LOGO]

                                 NISOURCE INC.

                                  Common Stock
                                Preferred Stock
                         Guarantees of Debt Securities

                             NISOURCE FINANCE CORP.

                                Debt Securities
          Guaranteed as Set Forth in This Prospectus by NiSource Inc.

                               ------------------

     NiSource Inc. may offer, from time to time, in amounts, at prices and on terms that it will determine at the time of offering, any or all of the following:

     - shares of common stock, including preferred stock purchase rights;

     - shares of preferred stock, in one or more series.

     NiSource Finance Corp., a wholly owned subsidiary of NiSource, may offer from time to time in amounts, at prices and on terms to be determined at the time of the offering, one or more series of its debt securities. NiSource will fully and unconditionally guarantee the obligations of NiSource Finance under any debt securities issued under this prospectus or any prospectus supplement.

     We will provide specific terms of these securities, including their offering prices, in prospectus supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.


     We may offer these securities to or through underwriters, through dealers or agents, directly to you or through a combination of these methods. You can find additional information about our plan of distribution for the securities under the heading "Plan of Distribution" beginning on page 19 of this prospectus. We will also describe the plan of distribution for any particular offering of these securities in the applicable prospectus supplement. This prospectus may not be used to sell our securities unless it is accompanied by a prospectus supplement.


                               ------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The date of this prospectus is November 20, 2000.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, utilizing a "shelf" registration or continuous offering process. Under this process, NiSource may offer shares of its common stock or preferred stock, and NiSource Finance may offer various series of its debt securities guaranteed by NiSource, from time to time using this prospectus and related prospectus supplements. These securities may be offered up to a total amount of $2.5 billion.

     This prospectus provides you with a general description of the common stock, preferred stock, debt securities and guarantees we may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. That prospectus supplement may include a description of any risk factors or other special considerations applicable to those securities. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in the prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and the applicable prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

     The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read at the SEC website or at the SEC offices mentioned under the heading "Where You Can Find More Information."

     You should rely only on the information incorporated by reference or provided in this prospectus and the accompanying prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell or soliciting an offer to buy these securities in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation. You should not assume that the information in this prospectus or the accompanying prospectus supplement is accurate as of any date other than the date on the front of the document.

     References to "NiSource" refer to NiSource Inc. and references to "NiSource Finance" refer to NiSource Finance Corp. Unless the context requires otherwise, references to "we," "us" or "our" refer collectively to NiSource and its subsidiaries, including NiSource Finance. References to "securities" refer collectively to the common stock, preferred stock, debt securities and guarantees of debt securities registered hereunder.

                      WHERE YOU CAN FIND MORE INFORMATION

     NiSource files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document NiSource files at the SEC's public reference rooms at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain additional information about the public reference rooms by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a site on the Internet (http://www.sec.gov) that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC, including NiSource.

     You may also read reports, proxy statements and other documents relating to NiSource at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document that NiSource, or one of its corporate predecessors, NiSource Inc. (incorporated in Indiana) and Columbia Energy Group, has filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information that NiSource files with the SEC after the date of this prospectus will automatically modify and supersede the information included or incorporated by reference in this prospectus to the extent that the subsequently filed information modifies or supersedes the existing information. We incorporate by reference our Current Reports on Form 8-K dated November 1, 2000, November 3, 2000, November 6, 2000 (as amended November 7, 2000) and November 7, 2000 and any future filings we make with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities. We also incorporate by reference the following documents filed with the SEC by our corporate predecessor NiSource Inc. (incorporated in Indiana) (SEC File Number 1-9779):


     - NiSource's Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

     - NiSource's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

     - NiSource's Current Reports on Form 8-K dated February 14, 2000, February 24, 2000, March 3, 2000, April 3, 2000, April 25, 2000, June 13, 2000,
       September 1, 2000, September 13, 2000 and October 31, 2000; and

     - NiSource's definitive joint proxy statement/prospectus dated April 24, 2000.

     We also incorporate by reference the following documents filed with the SEC by our corporate predecessor Columbia Energy Group (SEC File Number 1-1098):

     - Columbia's Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

     - Columbia's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2000, June 30, 2000 and September 30, 2000; and

     - Columbia's Current Reports on Form 8-K dated January 27, 2000, April 13, 2000, May 3, 2000, May 12, 2000, May 22, 2000, June 2, 2000, June 15,
       2000, July 14, 2000, October 2, 2000, October 12, 2000, October 16, 2000
       and November 1, 2000.

     You may request a copy of any of these filings at no cost by writing to or telephoning us at the following address and telephone number: Gary W. Pottorff, NiSource Inc., 801 East 86th Avenue, Merrillville, Indiana 46410, telephone:
(219) 853-5200.

     NiSource maintains an Internet site at http://www.nisource.com which contains information concerning NiSource and its subsidiaries. The information contained at NiSource's Internet site is not incorporated by reference in this prospectus, and you should not consider it a part of this prospectus.

     We have filed this prospectus with the SEC as part of a registration statement on Form S-3 under the Securities Act of 1933. This prospectus does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

                           FORWARD-LOOKING STATEMENTS

     Some of the information included in this prospectus, in any prospectus supplement and in the documents incorporated by reference are forward-looking statements within the meaning of the securities laws. These statements concern our plans, expectations and objectives for future operations. Any statement that is not a historical fact is a forward-looking statement. We use the words "estimate," "intend," "expect," "believe," "anticipate" and similar expressions to identify forward-looking statements, but some of these statements may use other phrasing. NiSource undertakes no obligation to release any revisions to these forward-looking statements publicly to reflect events or circumstances after the date of this prospectus or accompanying prospectus supplement or to reflect the occurrence of unanticipated events. While we make the forward-looking statements in good faith and believe they are based on reasonable assumptions, these statements are subject to risks and uncertainties. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include:

     - the weather;

     - the federal and state regulatory environment, including changes in environmental and other laws and regulations to which we are subject;

     - the economic climate;

     - growth in our service territories;

     - customers' usage patterns and preferences;

     - the degree to which and the speed with which competition changes the utility industry;

     - fluctuation in supply and demand for energy commodities and the timing and extent of changes in commodity prices;

     - changing conditions in the capital and equity markets;

     - whether, and the extent to which, we achieve efficiencies and cost savings from the integration of the former NiSource and Columbia Energy Group businesses; and

     - other uncertainties, all of which are difficult to predict, and many of which are beyond our control, including factors we discuss in this prospectus and any prospectus supplement and our filings with the SEC.

     Accordingly, you should not rely on the accuracy of predictions contained in forward-looking statements. These statements speak only as of the date of this prospectus, the date of the accompanying prospectus supplement or, in the case of documents incorporated by reference, the date of those documents.

                                 NISOURCE INC.

     Overview. NiSource is a super-regional energy holding company that provides natural gas, electricity and other products and services to 3.6 million customers located within the energy corridor that runs from the Gulf Coast through the Midwest to New England. On November 1, 2000, NiSource completed its acquisition of Columbia Energy Group for an aggregate consideration of approximately $6 billion, with 30% of the consideration paid in common stock and 70% of the consideration paid in cash and SAILS(SM) (units each consisting of a zero coupon debt security coupled with a forward equity contract). NiSource also assumed approximately $2 billion in Columbia debt.

     As a result of the acquisition, NiSource is the largest natural gas distribution company, as measured by number of customers, operating east of the Rockies. NiSource's principal subsidiaries include the Columbia Energy Group, a vertically-integrated natural gas distribution, transmission, storage and exploration and production holding company whose subsidiaries provide service to customers in the Midwest, the Mid-Atlantic and the Northeast; Northern Indiana Public Service Company, a vertically-integrated gas and electric company providing service to customers in northern Indiana; and Bay State Gas Company, a natural gas distribution company serving customers in New England. NiSource's business lines include:

     - natural gas distribution;

     - natural gas transmission and storage;

     - exploration and production;

     - electric operations; and

     - growth products and services.

                                [NISOURCE CHART]

     Strategy. NiSource is focused on becoming the premier energy company serving customers throughout the energy-intensive corridor that extends from the supply areas in the Gulf Coast through the consumption centers in the Midwest, Mid-Atlantic and Northeast. This corridor is home to 30% of the nation's population and 40% of its energy consumption. NiSource believes natural gas will be the fuel of choice to meet the corridor's growing energy needs. The merger with Columbia furthers this strategy by combining NiSource's natural gas distribution assets in Indiana and New England with Columbia's natural gas distribution, storage and exploration and production assets in Ohio, the Mid-Atlantic and Appalachia and Columbia's interstate transmission assets.

     Gas Distribution. NiSource has the nation's second largest volume of gas sales, on average over 2.3 billion cubic feet per day. Through its wholly-owned subsidiary, Columbia Energy Group, NiSource owns five distribution subsidiaries that provide natural gas under the Columbia Gas name to nearly 2.1 million residential, commercial and industrial customers in Ohio, Pennsylvania, Virginia, Kentucky and Maryland. NiSource also distributes natural gas to approximately 751,000 customers in northern Indiana through three subsidiaries: Northern Indiana Public Service Company, Kokomo Gas and Fuel Company and Northern Indiana Fuel and Light Company, Inc. Additionally, NiSource's subsidiaries, Bay State Gas Company and Northern Utilities, Inc., distribute natural gas to more than 320,000 customers in the areas of Brockton, Lawrence and Springfield, Massachusetts, Lewiston and Portland, Maine, and Portsmouth, New Hampshire.

     Gas Transmission and Storage. NiSource's subsidiaries, Columbia Gas Transmission Corporation and Columbia Gulf Transmission Company, own and operate an interstate pipeline network of approximately 16,250 miles extending from offshore in the Gulf of Mexico to Lake Erie, New York and the eastern seaboard. Together, Columbia Gas Transmission and Columbia Gulf serve customers in 15 northeastern, mid-Atlantic, midwestern and southern states and the District of Columbia. In addition, Columbia Gas Transmission operates one of the nation's largest underground natural gas storage systems capable of storing approximately 670 billion cubic feet of natural gas.

     Columbia Gas Transmission is also participating in the proposed 442-mile Millennium Pipeline Project that has been submitted to the Federal Energy Regulatory Commission for approval. As proposed, the project will have the capacity to transport approximately 700 billion cubic feet of natural gas per day from the Lake Erie region to eastern markets.

     NiSource's wholly-owned subsidiaries own and operate interstate pipelines connecting northwest Indiana and Ohio as well as Massachusetts and Maine. In addition, NiSource owns a 19% interest in a pipeline linking production areas in New Brunswick, Canada to Maine, New Hampshire and Massachusetts.

     Exploration and Production. NiSource also owns Columbia Energy Resources, Inc., an exploration and production subsidiary that explores for, develops, gathers and produces natural gas and oil in Appalachia and Canada. As of December 31, 1999, Columbia Energy Resources held interests in approximately 3.9 million net acres of gas and oil leases and had proved gas reserves of nearly 966 billion cubic feet of natural gas equivalent. Columbia Energy Resources owns and operates 8,188 wells as well as 6,069 miles of gathering facilities.

     Electric Operations. NiSource generates and distributes electricity to the public through its subsidiary Northern Indiana Public Service Company. Northern Indiana provides electric service to approximately 426,000 customers in 30 counties in the northern part of Indiana. Northern Indiana owns and operates four coal-fired electric generating stations with a net capability of 3,179 megawatts, four gas fired combustion turbine generating units with a net capability of 203 megawatts and two hydroelectric generating plants with a net capability of 10 megawatts, for a total system net capability of 3,392 megawatts. Northern Indiana is interconnected with five neighboring electric utilities. During the year ended December 31, 1999, Northern Indiana generated 89.9% and purchased 10.1% of its electric requirements.

     Growth Products and Services. NiSource develops unregulated power projects through its subsidiary, Primary Energy, Inc. Primary Energy works with industrial customers in managing the engineering, construction, operation and maintenance of "inside the fence" cogeneration plants that provide cost-effective, long-term sources of energy for energy-intensive facilities.

     NiSource provides non-regulated energy services through its wholly-owned subsidiary Energy USA, Inc. Energy USA and its subsidiaries provide to customers in 22 states a variety of energy-related services, including gas marketing and asset management services and underground utility locating and marking services. NiSource expanded its gas marketing and trading operations with the April 1999 acquisition of TPC Corporation, now renamed Energy USA-TPC Corp., a natural gas asset management company. In addition, NiSource has invested in a number of distributed generation technologies including fuel cells and microturbine ventures.

     NiSource is completing a fiber optics network for voice and data communication along its pipeline rights-of-way between New York and Washington D.C.

     Through its wholly-owned subsidiary, IWC Resources Corporation and its subsidiaries, NiSource supplies water to residential, commercial and industrial customers and for fire protection service in Indianapolis, Indiana and surrounding areas.

     Non-Core Divestitures. In connection with the Columbia merger, NiSource has sold or is divesting certain businesses judged to be non-core to NiSource's energy strategy. Subsequent to the announcement of the Columbia acquisition, NiSource sold Market Hub Partners, which owns and operates salt cavern gas storage facilities in Texas and Louisiana, and Columbia completed the divestiture of its interest in the Cove Point LNG facilities, its retail electric supply business and four qualifying facility power plants. Columbia recently announced a definitive agreement for the sale of its electric generation business, and NiSource announced a definitive agreement to sell its Miller Pipeline subsidiary. After-tax proceeds from these asset sales are expected to total approximately $640 million. NiSource is pursuing the sale of Columbia's propane and petroleum businesses and other smaller non-core businesses. As part of the SEC order approving the Columbia merger, NiSource has been ordered to divest its water utility business by November 2003.

                             NISOURCE FINANCE CORP.

     NiSource Finance is a wholly-owned special purpose finance subsidiary of NiSource that engages in financing activities to raise funds for the business operations of NiSource and its subsidiaries. NiSource Finance's obligations under the debt securities will be fully and unconditionally guaranteed by NiSource.

     NiSource Finance was incorporated in February 2000 under the laws of the State of Indiana. Before the acquisition of Columbia Energy Group, NiSource conducted its financing activities through NiSource Capital Markets, Inc., a first-tier subsidiary of NiSource. We expect NiSource to conduct all future financing through NiSource Finance. We currently intend to merge NiSource Capital Markets into NiSource Finance within the next twelve months, subject to obtaining required consents and approvals.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable prospectus supplement, we will use the net proceeds from the sale of securities offered by this prospectus and any applicable prospectus supplement to repay short-term borrowings incurred in NiSource's November 2000 acquisition of Columbia Energy Group.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     NiSource's corporate predecessors were NiSource Inc. (incorporated in Indiana) and Columbia Energy Group. The following are ratios of earnings to fixed charges for each of the periods indicated for each of the corporate predecessors, and for NiSource on a pro forma basis for the fiscal year ended December 31, 1999 and the nine months and twelve months ended September 30, 2000, accounting for the acquisition of Columbia Energy Group as a purchase business combination and giving effect to the acquisition as if it had occurred at the beginning of the periods presented:


                                                                             NINE          TWELVE
                                                                            MONTHS         MONTHS
                                        FISCAL YEAR ENDED DECEMBER 31        ENDED          ENDED
                                       --------------------------------   -----------   -------------
                                       1995   1996   1997   1998   1999      SEPTEMBER 30, 2000(1)
                                       ----   ----   ----   ----   ----   ---------------------------
NiSource Inc. (Indiana) Ratio of
  Earnings to Fixed Charges..........  3.28   3.21   3.10   2.87   2.14      2.45           2.30
Columbia Energy Group Ratio of
  Earnings to Fixed Charges..........   N/A   2.78   3.20   3.81   4.03      3.52           4.03
NiSource Pro Forma Ratio of Earnings
  to Fixed Charges...................                              1.56      1.63           1.72


---------------

(1) Results for the twelve months and nine months ended September 30, 2000 are not necessarily indicative of results for the fiscal year ending December 31, 2000.

     For purposes of calculating the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before income taxes plus fixed charges. "Fixed charges" consist of interest on all indebtedness, amortization of debt expense, the portion of rental expenses on operating leases deemed to be representative of the interest factor and preferred stock dividend requirements of consolidated subsidiaries.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of NiSource consists of 420,000,000 shares, $0.01 par value, of which 400,000,000 are common stock and 20,000,000 are preferred stock. The board of directors has designated 4,000,000 shares of the preferred stock as Series A Junior Participating Preferred Shares. These shares are reserved for issuance under NiSource's Shareholder Rights Plan. Each share of NiSource common stock includes one preferred share purchase right. Each preferred share purchase right entitles its holder to purchase one-hundredth (1/100) of a Series A Junior Participating Preferred Share at a price of $60 per one-hundredth of a share, subject to adjustment. The preferred share purchase rights will become exercisable if a person or group acquires 25% or more of the voting power of NiSource or announces a tender or exchange offer following which the person or group would hold 25% or more of NiSource's voting power. If such an acquisition were consummated, or if NiSource were acquired by the person or group in a merger or other business combination, then each preferred share purchase right would be exercisable for that number of shares of NiSource common stock or the acquiring company's common stock having a market value of two times the exercise price of the preferred share purchase right. The preferred share purchase rights will also become exercisable on or after the date on which the 25% threshold has been triggered, if NiSource is acquired in a merger or other business combination in which NiSource is not the survivor or in which NiSource is the survivor but its common stock is changed into or exchanged for securities of another entity, cash or other property, or 50% or more of the assets or earning power of NiSource and its subsidiaries is sold. At that time, each preferred share purchase right will become exercisable for that number of shares of common stock of the acquiring company having a market value of two times the exercise price of the preferred share purchase right. The preferred share purchase rights will not be exercisable in this instance if the person who acquired sufficient shares of stock to reach the 25% threshold acquired its stock under an offer at a price and on terms which the board of directors determines is fair to stockholders and that is in the best interests of NiSource, provided that the per share price offered in the merger or other business combination is not less than the price paid in the offer and the form of consideration offered in the merger or other business combination is the same as that paid in the offer. NiSource may redeem the preferred share purchase rights at a price of $.01 per right prior to the occurrence of an event that causes the preferred share purchase rights to be exercisable for shares of common stock. The preferred share purchase rights will expire on March 12, 2010.


     The certificate of incorporation of NiSource includes provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of management of NiSource. NiSource's board of directors is classified into three classes of directors with staggered three-year terms. The directors may be removed only for cause by the affirmative vote of 80% of the combined voting power of all of the then-outstanding shares of stock of NiSource voting together as a single class. Unless the board of directors determines otherwise or except as otherwise required by law, vacancies on the board or newly-created directorships may be filled only by the affirmative vote of directors then in office, even though less than a quorum. If the board of directors or applicable Delaware law confers power on stockholders of NiSource to fill such a vacancy or newly-created directorship, it may be filled only by affirmative vote of 80% of the combined voting power of the outstanding shares of stock of NiSource entitled to vote. Stockholders may not cumulate their votes, and stockholder action may be taken only at a duly called meeting and not by written consent. The certificate of incorporation also provides that special meetings of stockholders may be called only by a majority of the total number of authorized directors. In addition, NiSource's bylaws contain requirements for advance notice of stockholder proposals and director nominations. These and other provisions of the certificate of incorporation and bylaws and Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of management of NiSource.


     NiSource is currently subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents certain Delaware corporations, including those whose securities are listed on a national securities exchange, such as the New York Stock Exchange, from engaging, under certain circumstances, in a "business combination," which includes a merger or sale of more than 10% of the corporation's assets, with any interested stockholder for three years following the date that the stockholder became an interested stockholder. An interested stockholder is a stockholder who acquired 15% or more of the corporation's outstanding voting stock without the prior approval of the corporation's board of directors.

     The following summaries of provisions of our common stock and preferred stock are not necessarily complete. You are urged to read carefully NiSource's certificate of incorporation and bylaws which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

     NiSource common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Exchange, under the symbol "NI." Common stockholders may receive dividends if and when declared by the board of directors. Dividends may be paid in cash, stock or other form. In certain cases, common stockholders may not receive dividends until obligations to any preferred stockholders have been satisfied. All common stock will be fully paid and non-assessable. Each share of common stock is entitled to one vote in the election of directors and other matters. Common stockholders are not entitled to preemptive rights or cumulative voting rights. Common stockholders will be notified of any stockholders' meeting according to applicable law. If NiSource liquidates, dissolves or winds-up its business, either voluntarily or involuntarily, common stockholders will share equally in the assets remaining after creditors and preferred stockholders are paid.

PREFERRED STOCK

     The board of directors can, without approval of stockholders, issue one or more series of preferred stock. The board can also determine the number of shares of each series and the rights, preferences and limitations of each series, including any dividend rights, voting rights, conversion rights, redemption rights and liquidation preferences, the number of shares constituting each series and the terms and conditions of issue. In some cases, the issuance of preferred stock could delay a change in control of NiSource and make it harder to remove incumbent management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of common stock. All preferred stock will be fully paid and non-assessable.

     The terms of the preferred stock that NiSource may offer will be established by or pursuant to a resolution of the board of directors of NiSource and will be issued under certificates of designation or through amendments to NiSource's certificate of incorporation. If NiSource offers to sell preferred stock, it will describe the specific terms of the preferred stock in a supplement to this prospectus. NiSource will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to the preferred stock that NiSource may offer.

     The following terms of the preferred stock, as applicable, will be set forth in a prospectus supplement relating to the preferred stock:

     - the title and stated value;

     - the number of shares NiSource is offering;

     - the liquidation preference per share;

     - the purchase price;

     - the dividend rate, period and payment date, and method of calculation of dividends;

     - whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

     - the procedures for any auction and remarketing, if any;

     - the provisions for a sinking fund, if any;

     - the provisions for redemption or repurchase, if applicable, and any restrictions on NiSource's ability to exercise those redemption and repurchase rights;

     - any listing of the preferred stock on any securities exchange or market;

     - voting rights, if any;

     - preemptive rights, if any;

     - restrictions on transfer, sale or other assignment, if any;

     - whether interests in the preferred stock will be represented by depositary shares;

     - a discussion of any material or special United States federal income tax considerations applicable to the preferred stock;

     - the relative ranking and preferences of the preferred stock as to dividend or liquidation rights;

     - any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend or liquidation rights; and

     - any other material specific terms, preferences, rights or limitations of, or restrictions on, the preferred stock.

     The terms, if any, on which the preferred stock may be exchanged for or converted into shares of common stock or any other security and, if applicable, the conversion or exchange price, or how it will be calculated, and the conversion or exchange period will be set forth in the applicable prospectus supplement.

     The preferred stock or any series of preferred stock may be represented, in whole or in part, by one or more global certificates, which will have an aggregate liquidation preference equal to that of the preferred stock represented by the global certificate.

     Each global certificate will:

     - be registered in the name of a depositary or a nominee of the depositary identified in the prospectus supplement;

     - be deposited with such depositary or nominee or a custodian for the depositary; and

     - bear a legend regarding the restrictions on exchanges and registration of transfer and any other matters as may be provided for under the certificate of designation.

                       DESCRIPTION OF THE DEBT SECURITIES


     NiSource Finance may issue the debt securities, in one or more series, from time to time under an Indenture, dated as of November 14, 2000, among NiSource Finance, NiSource, as guarantor, and The Chase Manhattan Bank, as trustee. The Chase Manhattan Bank, as trustee under the Indenture, will act as indenture trustee for the purposes of the Trust Indenture Act. We have filed a copy of the Indenture as an exhibit to the registration statement of which this prospectus forms a part.


     This section briefly summarizes some of the terms of the debt securities and the Indenture. This section does not contain a complete description of the debt securities or the Indenture. The description of the debt securities is qualified in its entirety by the provisions of the Indenture. References to section numbers in this description of the debt securities, unless otherwise indicated, are references to section numbers of the Indenture.

GENERAL

     The Indenture does not limit the amount of debt securities that may be issued. The Indenture provides for the issuance of debt securities from time to time in one or more series. The terms of each series of debt securities may be established in a supplemental indenture or in resolutions of NiSource Finance's Board of Directors or a committee of the board.

     The debt securities:

     - are direct senior unsecured obligations of NiSource Finance;

     - are equal in right of payment to any other senior unsecured obligations of NiSource Finance; and

     - are guaranteed on a senior unsecured basis by NiSource.

     NiSource Finance is a special purpose financing subsidiary formed solely as a financing vehicle for NiSource and its subsidiaries. Therefore, the ability of NiSource Finance to pay its obligations under the debt securities is dependent upon the receipt by it of payments from NiSource. If NiSource were not to make such payments for any reason, the holders of the debt securities would have to rely on the enforcement of NiSource's guarantee described below.

     If NiSource Finance uses this prospectus to offer debt securities, an accompanying prospectus supplement will describe the following terms of the debt securities being offered, to the extent applicable:

     - the title;

     - any limit on the aggregate principal amount;

     - the date or dates on which NiSource Finance will pay principal;

     - the right, if any, to extend the date or dates on which NiSource Finance will pay principal;

     - the interest rates or the method of determining them and the date interest begins to accrue;

     - the interest payment dates and the regular record dates for any interest payment dates;

     - the right, if any, to extend the interest payment periods and the duration of any extension;

     - the place or places where NiSource Finance will pay principal and interest;

     - the terms and conditions of any optional redemption, including the date after which, and the price or prices at which, NiSource Finance may redeem securities;

     - the terms and conditions of any optional purchase or repayment, including the date after which, and the price or prices at which, holders may require NiSource Finance to purchase, or a third party may require holders to sell, securities;

     - the terms and conditions of any mandatory or optional sinking fund redemption, including the date after which, and the price or prices at which, NiSource Finance may redeem securities;

     - whether bearer securities will be issued;

     - the denominations in which NiSource Finance will issue securities;

     - the currency or currencies in which NiSource Finance will pay principal and interest;

     - any index or indices used to determine the amount of payments;

     - the portion of principal payable on declaration of acceleration of maturity;

     - any additional events of default or covenants of NiSource Finance or NiSource applicable to the debt securities;

     - whether NiSource Finance will pay additional amounts in respect of taxes and similar charges on debt securities held by a United States alien and whether NiSource Finance may redeem those debt securities rather than pay additional amounts;

     - whether NiSource Finance will issue the debt securities in whole or in part in global form and, in such case, the depositary for such global securities and the circumstances under which beneficial owners of interests in the global security may exchange such interest for securities;

     - the date or dates after which holders may convert the securities into shares of NiSource common stock or preferred stock and the terms for that conversion; and

     - any other terms of the securities.

     The Indenture does not give holders of debt securities protection in the event of a highly leveraged transaction or other transaction involving NiSource Finance or NiSource. The Indenture also does not limit the ability of NiSource Finance or NiSource to incur indebtedness or to declare or pay dividends on its capital stock.

GUARANTEE OF NISOURCE


     NiSource will fully and unconditionally guarantee to each holder of debt securities and to the indenture trustee and its successors all the obligations of NiSource Finance under the debt securities, including the due and punctual payment of the principal of, and premium, if any, and interest, if any, on the debt securities. The guarantee applies whether the payment is due at maturity, on an interest payment date or as a result of acceleration, redemption or otherwise. The guarantee includes payment of interest on the overdue principal of and interest, if any, on the debt securities (if lawful) and all other obligations of NiSource Finance under the Indenture. The guarantee will remain valid even if the Indenture is found to be invalid. NiSource is obligated under the guarantee to pay any guaranteed amount immediately after NiSource Finance's failure to do so.



     NiSource is a holding company with no independent business operations or source of income of its own. It conducts substantially all of its operations through its subsidiaries and, as a result, NiSource depends on the earnings and cash flow of, and dividends or distributions from, its subsidiaries to provide the funds necessary to meet its debt and contractual obligations. A substantial portion of NiSource's consolidated assets, earnings and cash flow is derived from the operation of its regulated utility subsidiaries, whose legal authority to pay dividends or make other distributions to NiSource is subject to regulation. Northern Indiana Public Service Company's debt indenture also provides that Northern Indiana will not declare or pay any dividends on its common stock owned by NiSource except out of earned surplus or net profits. Furthermore, as long as any shares of Northern Indiana's cumulative preferred stock are outstanding, Northern Indiana may not declare or pay cash dividends on its common shares in excess of 75% of its net income, provided that Northern Indiana may declare and pay cash dividends if the sum of (1) Northern Indiana's capital applicable to stock junior to the cumulative preferred stock plus (2) the surplus, after giving effect to such dividends, is at least 25% of the sum of (a) all of Northern Indiana's obligations under any outstanding bonds, notes, debentures or other securities plus (b) Northern Indiana's total capital and surplus. Future dividends will depend upon adequate retained earnings, adequate future earnings and the absence of adverse developments. In addition, NiSource is registered as a holding company under the Public Utility Holding Company Act of 1935. As a result, the corporate and financial activities of NiSource and each of its subsidiaries (including their ability to pay dividends to NiSource) are subject to regulation by the SEC.


     NiSource's holding company status also means that its right to participate in any distribution of the assets of any of its subsidiaries upon liquidation, reorganization or otherwise is subject to the prior claims of the creditors of each of the subsidiaries (except to the extent that the claims of NiSource itself as a creditor of a subsidiary may be recognized). Since this is true for NiSource, it is also true for the creditors of NiSource (including the holders of the debt securities).

CONVERSION RIGHTS

     The terms, if any, on which a series of debt securities may be exchanged for or converted into shares of common stock or preferred stock of NiSource will be set forth in the applicable prospectus supplement.

DENOMINATION, REGISTRATION AND TRANSFER

     NiSource Finance may issue the debt securities as registered securities in certificated form or as global securities as described under the heading "Book-Entry Issuance." Unless otherwise specified in the applicable prospectus supplement, NiSource Finance will issue registered debt securities in denominations of $1,000 or integral multiples of $1,000. (See Section 302.)

     If NiSource Finance issues the debt securities as registered securities, NiSource Finance will keep at one of its offices or agencies a register in which it will provide for the registration and transfer of the debt securities. NiSource Finance will appoint that office or agency the security registrar for the purpose of registering and transferring the debt securities.

     The holder of any registered debt security may exchange the debt security for registered debt securities of the same series having the same stated maturity date and original issue date, in any authorized denominations, in like tenor and in the same aggregate principal amount. The holder may exchange those debt securities by surrendering them in a place of payment maintained for this purpose at the office or agency NiSource Finance has appointed securities registrar. Holders may present the debt securities for exchange or registration of transfer, duly endorsed or accompanied by a duly executed written instrument of transfer satisfactory to NiSource Finance and the securities registrar. No service charge will apply to any exchange or registration of transfer, but NiSource Finance may require payment of any taxes and other governmental charges as described in the Indenture. (See Section 305.)

     If debt securities of any series are redeemed, NiSource Finance will not be required to issue, register transfer of or exchange any debt securities of that series during the 15 business day period immediately preceding the day the relevant notice of redemption is given. That notice will identify the serial numbers of the debt securities being redeemed. After notice is given, NiSource Finance will not be required to issue, register the transfer of or exchange any debt securities that have been selected to be either partially or fully redeemed, except the unredeemed portion of any debt security being partially redeemed. (See Section 305.)

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable prospectus supplement, on each interest payment date, NiSource Finance will pay interest on each debt security to the person in whose name that debt security is registered as of the close of business on the record date relating to that interest payment date. If NiSource

Finance defaults in the payment of interest on any debt security, it may pay that defaulted interest to the registered owner of that debt security:

     - as of the close of business on a date that the indenture trustee selects, which may not be more than 15 days or less than 10 days before the date NiSource Finance proposes to pay the defaulted interest, or

     - in any other lawful manner that does not violate the requirements of any securities exchange on which that debt security is listed and that the indenture trustee believes is acceptable.

(See Section 307.)

     Unless otherwise indicated in the applicable prospectus supplement, NiSource Finance will pay the principal of and any premium or interest on the debt securities when they are presented at the office of the indenture trustee, as paying agent. NiSource Finance may change the place of payment on the debt securities, appoint one or more additional paying agents, and remove any paying agent.

REDEMPTION

     The applicable prospectus supplement will contain the specific terms on which NiSource Finance may redeem a series of debt securities prior to its stated maturity. NiSource Finance will send a notice of redemption to holders at least 30 days but not more than 60 days prior to the redemption date. The notice will state:

     - the redemption date;

     - the redemption price;

     - if less than all of the debt securities of the series are being redeemed, the particular debt securities to be redeemed (and the principal amounts, in the case of a partial redemption);

     - that on the redemption date, the redemption price will become due and payable and any applicable interest will cease to accrue on and after that date;

     - the place or places of payment; and

     - whether the redemption is for a sinking fund.

(See Section 1104.)


     On or before any redemption date, NiSource Finance will deposit an amount of money with the indenture trustee or with a paying agent sufficient to pay the redemption price. (See Section 1105.)



     If NiSource Finance is redeeming less than all the debt securities, the indenture trustee will select the debt securities to be redeemed using a method it considers fair and appropriate. After the redemption date, holders of redeemed debt securities will have no rights with respect to the debt securities except the right to receive the redemption price and any unpaid interest to the redemption date. (See Section 1103.)


CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

     Neither NiSource Finance nor NiSource shall consolidate or merge with any other corporation or convey, transfer or lease substantially all of its assets or properties to any entity unless:

     - that corporation or entity is organized under the laws of the United States or any state thereof;

     - that corporation or entity assumes NiSource Finance's or NiSource's obligations, as applicable, under the Indenture;

     - after giving effect to the transaction, NiSource Finance and NiSource are not in default under the Indenture; and

     - NiSource Finance or NiSource, as applicable, delivers to the indenture trustee an officer's certificate and an opinion of counsel to the effect that the transaction complies with the Indenture.

(See Section 801.)

     The Indenture does not give holders of the debt securities protection in the event of a highly leveraged transaction or other transaction involving NiSource Finance or NiSource. The Indenture also does not limit the ability of NiSource Finance to incur indebtedness or to declare or pay dividends on its capital stock.

LIMITATION ON LIENS

     As long as any debt securities remain outstanding, neither NiSource Finance, NiSource nor any subsidiary of NiSource other than a utility may issue, assume or guarantee any debt secured by any mortgage, security interest, pledge, lien or other encumbrance on any property owned by NiSource Finance, NiSource or that subsidiary, except intercompany indebtedness, without also securing the debt securities equally and ratably with (or prior to) the new debt, unless the total amount of all of the secured debt would not exceed 10% of the consolidated net tangible assets of NiSource and its subsidiaries (other than utilities).

     In addition, the lien limitations do not apply to NiSource Finance's, NiSource's and any subsidiary's ability to do the following:

     - create mortgages on any property and on certain improvements and accessions on such property acquired, constructed or improved after the date of the Indenture;

     - assume existing mortgages on any property or indebtedness of an entity which is merged with or into, or consolidated with NiSource Finance, NiSource and any subsidiary;

     - assume existing mortgages on any property or indebtedness of an entity existing at the time it becomes a subsidiary;

     - create mortgages to secure debt of a subsidiary to NiSource or to another subsidiary;

     - create mortgages in favor of governmental entities to secure payment under a contract or statute or mortgages to secure the financing of constructing or improving property, including mortgages for pollution control or industrial revenue bonds;

     - create mortgages to secure debt of NiSource or its subsidiaries maturing within 12 months and created in the ordinary course of business;

     - create mortgages to secure the cost of exploration, drilling or development of natural gas, oil or other mineral property;

     - to continue mortgages existing on the date of the Indenture; and

     - create mortgages to extend, renew or replace indebtedness secured by any mortgage referred to above provided that the principal amount of indebtedness and the property securing the indebtedness shall not exceed the amount secured by the mortgage being extended, renewed or replaced.


(See Section 1008.)

EVENTS OF DEFAULT

     The Indenture provides, with respect to any outstanding series of debt securities, that any of the following events constitutes an "Event of Default":

     - NiSource Finance defaults in the payment of any interest upon any debt security of that series that becomes due and payable and the default continues for 60 days;

     - NiSource Finance defaults in the payment of principal of or any premium on any debt security of that series when due at its maturity, on redemption, by declaration or otherwise and the default continues for three business days;

     - NiSource Finance defaults in the deposit of any sinking fund payment when due and the default continues for three business days;

     - NiSource Finance or NiSource defaults in the performance of or breaches any covenant or warranty in the Indenture for 90 days after written notice to NiSource Finance and NiSource from the indenture trustee or to NiSource Finance, NiSource and the indenture trustee from the holders of at least 33% of the outstanding debt securities of that series;

     - NiSource Finance or NiSource Capital Markets defaults under any bond, debenture, note or other evidence of indebtedness for money borrowed by NiSource Finance or NiSource Capital Markets, or NiSource Finance or NiSource Capital Markets defaults under any mortgage, indenture or instrument under which there may be issued, secured or evidenced indebtedness constituting a failure to pay in excess of $50,000,000 of the principal or interest when due and payable, and in the event such debt has become due as the result of an acceleration, such acceleration is not rescinded or annulled or such debt is not paid within 60 days after written notice to NiSource Finance and NiSource from the indenture trustee or to NiSource Finance, NiSource and the indenture trustee from the holders of at least 33% of the outstanding debt securities of that series;

     - the NiSource guarantee ceases to be in full force and effect in any material respect or is disaffirmed or denied (other than according to its terms), or is found to be unenforceable or invalid; or

     - certain events of bankruptcy, insolvency or reorganization of NiSource Finance, NiSource Capital Markets or NiSource.

(See Section 501.)

     If an Event of Default occurs with respect to debt securities of a particular series, the indenture trustee or the holders of 33% in principal amount of the outstanding debt securities of that series may declare the debt securities of that series due and payable immediately. (See Section 502.)

     The holders of a majority in principal amount of the outstanding debt securities of a particular series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee under the Indenture, or exercising any trust or power conferred on the indenture trustee with respect to the debt securities of that series. The indenture trustee may refuse to follow directions that are in conflict with law or the Indenture, that expose the indenture trustee to personal liability or that are unduly prejudicial to other holders. The indenture trustee may take any other action it deems proper that is not inconsistent with those directions. (See Section 512.)

     The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the Indenture and its consequences, except a default:

     - in respect of a payment of principal of, or premium, if any, or interest on any debt security; or

     - in respect of a covenant or provision that cannot be modified or amended without the consent of the holder of each affected debt security.

(See Section 513.)

     At any time after the holders of the debt securities of a series declare that the debt securities of that series are due and immediately payable, a majority in principal amount of the outstanding holders of debt securities of that series may rescind and cancel the declaration and its consequences: (1) before the indenture trustee has obtained a judgment or decree for money, (2) if all defaults (other than the non-payment of principal which have become due solely by the declaration) have been waived or cured, and (3) NiSource or NiSource Finance has paid or deposited with the indenture trustee an amount sufficient to pay:

     - all overdue interest on the debt securities of that series;

     - the principal of, and premium, if any, or interest on any debt securities of that series which are due other than by the declaration;

     - interest on overdue interest (if lawful); and

     - sums paid or advanced by and amounts due the indenture trustee under the Indenture.

(See Section 502.)

MODIFICATION OF INDENTURE

     NiSource Finance, NiSource and the indenture trustee may modify or amend the Indenture, without the consent of the holders of any debt securities, for any of the following purposes:

     - to evidence the succession of another person as obligor under the Indenture;


     - to add to NiSource Finance's or NiSource's covenants or to surrender any right or power conferred on NiSource Finance or NiSource under the Indenture;


     - to add events of default;

     - to add or change any provisions of the Indenture to provide that bearer securities may be registrable as to principal, to change or eliminate any restrictions on the payment of principal or premium on registered securities or of principal or premium or any interest on bearer securities, to permit registered securities to be exchanged for bearer securities or to permit the issuance of securities in uncertificated form (so long as the modification or amendment does not materially adversely affect the interest of the holders of debt securities of any series);

     - to change or eliminate any provisions of the Indenture (so long as there are no outstanding debt securities entitled to the benefit of the provision);

     - to secure the debt securities;

     - to establish the form or terms of debt securities of any series;

     - to evidence or provide for the acceptance or appointment by a successor indenture trustee or facilitate the administration of the trusts under the Indenture by more than one indenture trustee;

     - to cure any ambiguity, defect or inconsistency in the Indenture (so long as the cure or modification does not materially adversely affect the interest of the holders of debt securities of any series);

     - to effect assumption by NiSource or one of its subsidiaries of NiSource Finance's obligations under the Indenture; or

     - to conform the Indenture to any amendment of the Trust Indenture Act.

(See Section 901.)

     The Indenture provides that we and the indenture trustee may amend the Indenture or the debt securities with the consent of the holders of a majority in principal amount of the then outstanding debt securities of each series affected by the amendment voting as one class. However, without the consent of each holder of any outstanding debt securities affected, an amendment or modification may not, among other things:

     - change the stated maturity of the principal or interest on any debt security;

     - reduce the principal amount of, rate of interest on, or premium payable upon the redemption of, any debt security;

     - change the method of calculating the rate of interest on any debt security;

     - change any obligation of NiSource Finance to pay additional amounts in respect of any debt security;

     - reduce the principal amount of a discount security that would be payable upon acceleration of its maturity;

     - change the place or currency of payment of principal of, or any premium or interest on, any debt security;

     - impair a holder's right to institute suit for the enforcement of any payment after the stated maturity or after any redemption date or repayment date;

     - reduce the percentage of holders of debt securities necessary to modify or amend the Indenture or to consent to any waiver under the Indenture;

     - change any obligation of NiSource Finance to maintain an office or agency in each place of payment or to maintain an office or agency outside the United States;

     - modify the obligations of NiSource under its guarantee in any way adverse to the interests of the holders of the debt securities; and

     - modify these requirements or reduce the percentage of holders of debt securities necessary to waive any past default of certain covenants.

(See Section 902.)

SATISFACTION AND DISCHARGE

     Under the Indenture, NiSource Finance can terminate its obligations with respect to debt securities of any series not previously delivered to the indenture trustee for cancellation when those debt securities:

     - have become due and payable;

     - will become due and payable at their stated maturity within one year; or

     - are to be called for redemption within one year under arrangements satisfactory to the indenture trustee for giving notice of redemption.


     NiSource Finance may terminate its obligations with respect to the debt securities of that series by depositing with the indenture trustee, as trust funds in trust dedicated solely for that purpose, an amount sufficient to pay and discharge the entire indebtedness on the debt securities of that series. In that case, the Indenture will cease to be of further effect and NiSource Finance's obligations will be satisfied and discharged with respect to that series (except as to NiSource Finance's obligations to pay all other amounts due under the Indenture and to provide certain officers' certificates and opinions of counsel to the indenture trustee). At the expense of NiSource Finance, the indenture trustee will execute proper instruments acknowledging the satisfaction and discharge. (See Section 401.)

BOOK-ENTRY ISSUANCE

     Unless otherwise specified in the applicable prospectus supplement, NiSource Finance will issue any debt securities offered under this prospectus as "global securities." We will describe the specific terms for issuing any debt security as a global security in the prospectus supplement relating to that debt security.

     Unless otherwise specified in the applicable prospectus supplement, The Depository Trust Company, or DTC, will act as the depositary for any global securities. NiSource Finance will issue global securities as fully registered securities registered in the name of DTC's nominee, Cede & Co. NiSource Finance will issue one or more fully registered global securities for each issue of debt securities, each in the aggregate principal or stated amount of such issue, and will deposit the global securities with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. DTC's direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies, that clear through or maintain a custodial relationship with a direct participant. The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of securities under DTC's system must be made by or through a direct participant, which will receive a credit for such securities on DTC's records. The ownership interest of each actual purchaser of each security -- the beneficial owner -- is in turn recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchases, but they should receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the participants through which they entered into the transactions. Transfers of ownership interest in the securities are accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their securities, except in the event that use of the book-entry system for the securities is discontinued.

     To facilitate subsequent transfers, all global securities that are deposited with, or on behalf of, DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of global securities with, or on behalf of, DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities; DTC's records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the global securities. Under its usual procedures, DTC will mail an omnibus proxy to NiSource Finance as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the securities are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

     Redemption proceeds, principal payments and any premium, interest or other payments on the global securities will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on DTC's records, unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participant and not of DTC, NiSource Finance, NiSource or the indenture trustee, subject to any statutory or regulatory requirements in effect at the time. Payment of redemption payments, principal and any premium, interest or other payments to DTC is the responsibility of NiSource Finance and the applicable paying agent, disbursement of payments to direct participants will be the responsibility of DTC, and disbursement of payments to the beneficial owners will be the responsibility of direct and indirect participants.

     If applicable, redemption notices will be sent to Cede & Co. If less than all of the debt securities of like tenor and terms are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

     A beneficial owner electing to have its interest in a global security repaid by NiSource Finance will give any required notice through its participant and will effect delivery of its interest by causing the direct participant to transfer the participant's interest in the global securities on DTC's records to the appropriate party. The requirement for physical delivery in connection with a demand for repayment will be deemed satisfied when the ownership rights in the global securities are transferred on DTC's records.

     DTC may discontinue providing its services as securities depositary with respect to the global securities at any time by giving reasonable notice to NiSource Finance or the indenture trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, certificates for the securities are required to be printed and delivered.

     NiSource Finance may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, certificates for the securities will be printed and delivered.

     We have provided the foregoing information with respect to DTC to the financial community for information purposes only. We do not intend the information to serve as a representation, warranty or contract modification of any kind. We have received the information in this section concerning DTC and DTC's system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

GOVERNING LAW

     The Indenture and the debt securities are governed by the internal laws of the State of New York.

INFORMATION CONCERNING THE INDENTURE TRUSTEE

     Prior to default, the indenture trustee will perform only those duties specifically set forth in the Indenture. After default, the indenture trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. The indenture trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of debt securities unless the holder offers the indenture trustee reasonable indemnity against the costs, expenses and liability that the indenture trustee might incur in exercising those powers. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if it reasonably believes that it may not receive repayment or adequate indemnity. (See Section 601.)

     The indenture trustee, The Chase Manhattan Bank, is also the indenture trustee for NiSource Capital Markets' senior and subordinated debt indentures and the indenture governing the debenture portion of NiSource's Stock Appreciation Income Linked Securities ("SAILS"). The Chase Manhattan Bank is the property trustee, and Chase Manhattan Bank Delaware is the Delaware trustee, for the preferred securities included in NiSource's Premium Income Equity Securities ("PIES(SM)"). The Chase Manhattan Bank is the purchase contract agent and collateral agent for the NiSource PIES and SAILS. The Chase Manhattan Bank also lends to Columbia Energy Group and extends a letter of credit facility to NiSource Capital Markets. ChaseMellon Shareholder Services, L.L.C., an affiliate of The Chase Manhattan Bank, is the transfer agent and registrar for the common stock, the rights agent for NiSource's preferred stock purchase rights and the exchange agent for the merger in connection with NiSource's acquisition of Columbia.


                              PLAN OF DISTRIBUTION

     We may sell the securities to or through underwriters, through dealers or agents, directly to you or through a combination of these methods. The prospectus supplement with respect to any offering of securities will describe the specific terms of the securities being offered, including:

     - the name or names of any underwriters, dealers or agents;

     - the purchase price of the securities and the proceeds to NiSource or NiSource Finance from the sale;

     - any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation;

     - any initial public offering price;

     - any discounts or concessions allowed or reallowed or paid to dealers; and

     - any securities exchange on which the offered securities may be listed.

     Through Underwriters. If we use underwriters in the sale of the securities, the underwriters will acquire the offered securities for their own account. We will execute an underwriting agreement with an underwriter or underwriters once an agreement for sale of the securities is reached. The underwriters may resell the offered securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters may sell the offered securities directly or through underwriting syndicates represented by managing underwriters. Unless otherwise stated in the prospectus supplement relating to offered securities, the obligations of the underwriters to purchase those offered securities will be subject to certain conditions, and the underwriters will be obligated to purchase all of those offered securities if they purchase any of them.

     Through Dealers. If we use a dealer to sell the securities, we will sell the offered securities to the dealer as principal. The dealer may then resell those offered securities at varying prices determined at the time of resale. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Through Agents. If we use agents in the sale of securities, we may designate one or more agents to sell offered securities. Unless otherwise stated in a prospectus supplement, the agents will agree to use their best efforts to solicit purchases for the period of their appointment.

     Directly to Purchasers. We may sell the offered securities directly to one or more purchasers. In this case, no underwriters, dealers or agents would be involved. We will describe the terms of our direct sales in our prospectus supplement.

     General Information. A prospectus supplement will state the name of any underwriter, dealer or agent and the amount of any compensation, underwriting discounts or concessions paid, allowed or reallowed to them. A prospectus supplement will also state the proceeds to us from the sale of offered securities, any initial public offering price and other terms of the offering of those offered securities.

     Our agents, underwriters and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

     We may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase offered securities from us at the public offering price and on terms described in the related prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. If we use delayed delivery contracts, we will disclose that we are using them in our prospectus supplement and will tell you when we will demand payment and delivery of the securities. The delayed delivery contracts will be subject only to the conditions we set forth in our prospectus supplement.

     We may enter into agreements to indemnify agents, underwriters and dealers against certain civil liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL OPINIONS


     Schiff Hardin & Waite, Chicago, Illinois, will pass upon the validity of the securities offered by this prospectus for us. The opinions with respect to the securities may be subject to assumptions regarding future action to be taken by us and the trustee, if applicable, in connection with the issuance and sale of the securities, the specific terms of the securities and other matters that may affect the validity of securities but that cannot be ascertained on the date of those opinions. Peter V. Fazio, Jr., a partner of the firm who also serves as general counsel of NiSource, holds approximately 11,400 shares of NiSource common stock.


                                    EXPERTS

     The consolidated financial statements and schedules of NiSource Inc. (incorporated in Indiana) and the consolidated financial statements of Columbia Energy Group incorporated by reference herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

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
                            GAS              EXPLORATION                             GROWTH
                        TRANSMISSION             AND             ELECTRIC         PRODUCTS AND
GAS DISTRIBUTION        AND STORAGE          PRODUCTION         OPERATIONS          SERVICES

o 3.2 million        o 16,500 miles of   o Based primarily   o 426,000            o Primary Energy
  customers in         pipeline in 16      in Appalachia       customers in         (co-generation)
  nine states          states              and Canada          N. Indiana

o 51,700 miles of    o 670 Bcf of        o Proved gas        o 3,382 MW of        o Distributed
  distribution         underground gas     reserves of 966     coal and gas-        generation
  pipeline             storage             Bcfe                fired generation
                                                                                  o Energy USA-
                                                                                    TPC (energy
                                                                                    marketing)


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